UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________*)

                                 Monroe Bancorp
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   61-0313108
                                   ----------
                                 (CUSIP Number)

                                  May 5 , 2004
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [X] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 61-0313108
--------------------------------------------------------------------------------
       1        NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Monroe Bancorp Employee Stock Ownership Plan

--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         (a)
                         (b)

--------------------------------------------------------------------------------
       3        SEC USE ONLY

--------------------------------------------------------------------------------
       4        CITIZENSHIP OR PLACE OF ORGANIZATION

                Indiana
--------------------------------------------------------------------------------
                      5       SOLE VOTING POWER
   NUMBER OF
                              0
     SHARES           ----------------------------------------------------------
                      6       SHARED VOTING POWER
  BENEFICIALLY
                              305,206
    OWNED BY          ----------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER
      EACH
                              0
   REPORTING          ----------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER
     PERSON
                              305,206
      WITH
--------------------------------------------------------------------------------
  9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                305,206
--------------------------------------------------------------------------------
10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

--------------------------------------------------------------------------------
11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.02%
--------------------------------------------------------------------------------
12              TYPE OF REPORTING PERSON*

                EP
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                  Monroe Bancorp

         (b)      Address of Issuer's Principal Executive Offices:

                  210 East Kirkwood
                  Bloomington, Indiana 47408

Item 2.

         (a)      Name of Person Filing:

                  Monroe Bancorp Employee Stock Ownership Plan


         (b)      Address of Principal Business Office or, if none, Residence:

                  210 East Kirkwood
                  Bloomington, Indiana 47408


         (c)      Citizenship:

                  Indiana

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number:

                  61-0313108

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (d), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f)  [X] An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

         (g)  [ ] A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act 12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  305,206

         (b)      Percent of class:

                  5.02%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                        0

                  (ii)  Shared power to vote or to direct the vote:

                        305,206

                  (iii) Sole power to dispose or to direct the disposition of:

                        0

                  (iv)  Shared power to dispose or to direct the disposition of:

                        305,206


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

     Subject to the terms and conditions of the trust and the related plan, participants in the plan may receive certain distributions or assets held by the trust. Such distributions may include dividends on, or the proceeds from the sale of, shares of common stock reflected in this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 5, 2004             MONROE BANCORP EMPLOYEE STOCK OWNERSHIP PLAN

                              By: Monroe Bank, solely in its capacity as Trustee

                              By: /s/ Gordon M. Dyott
                                 --------------------
                              Executive Vice President, Chief Financial Officer